Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

November 15, 2005

Ms. April Sifford & Ms. Sandy Eisen	fax (202) 772-9220
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Mr. Christopher Courtland	fax (403) 297-2082
Alberta Securities Commission
4th Floor, 300-5th Avenue SW
Calgary AB T2P 3C4

Dear Madam/Sir:

Re: Accounting for stock-based compensation

The purpose of this note is to update you on our progress with respect to "fair value" option pricing calculations for our trust unit rights plan. We have completed our analysis and have reviewed our draft response with our auditors. A copy of the material is being circulated to the members of our Audit Committee along with the Deloitte & Touche national office today. We request a few days grace from your November 15th deadline in order to properly reflect any comments from these parties.

We should have a comprehensive analysis and recommendation available to you before the end of the week. Thank you for your consideration on this matter.

Sincerely,

Robert Waters
Sr. VP and Chief Financial Officer